Delisting Determination,The Nasdaq Stock Market, LLC,
September 14, 2012, Shiner International, Inc. The Nasdaq
Stock Market, Inc. (the Exchange) has determined to remove from listing the common stock of Shiner International, Inc.
(the Company), effective at the opening of the trading session on September 24, 2012. Based on review of information provided by the Company, Nasdaq Staff determined that the Company no longer qualified for listing on the Exchange pursuant to Listing Rule 5505(a)(1).
The Company was notified of the Staffs determination on August 28, 2012. The Company did not appeal the Staff determination to the Hearings Panel, and the Staff determination to delist the Company became final on September 6, 2012.